Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-00187, 333-22957, 333- 42729, 333-73155, 333-77061, 333-50880, 333-105964, 333-124864, 333-160117, and 333-198011 on Form S-8 and No. 333-202427 on Form S-3, of our report dated February 29, 2016 (August 15, 2016, as to Note 18) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to retrospective adjustments to the consolidating condensed financial information appearing in Note 18 as a result of transactions which occurred between entities under common control), relating to the consolidated financial statements and financial statement schedule of MGM Resorts International and subsidiaries appearing in this Current Report on Form 8-K of MGM Resorts International.

/s/ DELOITTE & TOUCHE LLP

Las Vegas, Nevada

August 15, 2016